EXHIBIT 1

ANS Investments LLC
▪ 50 Battery Place, Suite 7F, New York, NY 10280 ▪
▪ Tel: (212) 945-2080 ▪ Fax: (508) 629-0074 ▪
▪ Email: jmeer@verizon.net▪

PRESS RELEASE
FOR IMMEDIATE RELEASE

Media Contacts:
Jonah M. Meer
Telephone: (212) 945-2080
Facsimile: (508) 629-0074

Investor Contacts:
Paul Schulman
The Altman Group, Inc.
Telephone: (201) 806-2206
Facsimile: (201) 460-0050

ANS INVESTMENTS DELIVERS LETTER TO
MAGELLAN PETROLEUM BOARD CHAIRMAN

NEW YORK, NY December 3, 2008 -- ANS Investments LLC today announced that it has delivered a letter to Walter McCann, the Chairman of the Board of Directors of Magellan Petroleum Corporation (NasdaqCM: MPET). The full text of the letter follows:

December 2, 2008

Magellan Petroleum Corporation
10 Columbus Blvd.
Hartford, CT 06106
Attn: Walter McCann, Chairman

Dear Mr. McCann:

I write in response to Magellan’s Form 10-K/A filed on October 28, 2008 which informed the MPET shareholders that the Board would not be filing the definitive proxy materials needed for the 2008 annual shareholders meeting within the applicable 120 day period after the close of the 2008 fiscal year (or October 29, 2008) and to your letter of October 23, 2008 addressed to me.

I tried to schedule a face-to-face meeting with you in an attempt to resolve our differences for the benefit of the Company but was rebuffed with vague reasons as to why a meeting could not take place. I am therefore compelled by your refusal to meet to instead write.

We were shocked to learn from the Company’s October 28, 2008 filing that Board members, in addition to receiving substantial compensation directly from the Company, also receive director fees from the Company’s Australian subsidiary. We are not aware of this ever being disclosed before, though the Company’s filing suggests that this arrangement has been in place for prior years. If such is the case, is there a reason that this was not disclosed in prior years? We would much prefer to believe this arrangement is nothing new and that it was not disclosed in prior years due to an oversight. If this is not the case, then the Board granted itself a huge increase in compensation in 2008 despite the abysmal financial performance of the Company over which the Board presided.

Simply put, in the 2007 proxy statement, your stated compensation was $65,000 for director’s fees plus an additional $6,000 in medical insurance expense reimbursement. In the October 28, 2008 filing, your director’s compensation grew from this already high amount to a total of $105,963. Did you have the audacity to increase your director’s fees by an astounding 35% in 2008 while the Company lost money, its stock failed miserably to keep pace with its peer group and MPET paid a huge amount to resolve the disastrous Australian tax debacle?

The Company’s October 28 filing says in footnote 5 that in 2008 “each of the directors was paid, consistent with past practice, a portion of their fees directly by MPAL”. According to the table below this statement, you were paid an additional Aus $39,000 for acting as a director and audit committee member of MPAL, a subsidiary of Magellan. If the phrase, “consistent with past practice” in this filing means that you received similar compensation from MPAL in 2007, we are concerned as to why such compensation was not disclosed in the Company’s 2007 proxy in direct violation of SEC Regulation S-K, Item 402.

So which is it Mr. McCann - did you increase your director’s compensation by 35% in 2008 or did the Company fail to disclose your total compensation in the 2007 proxy? Whatever the answer, we believe that shareholders deserve a full and complete explanation.

In short, we believe that the Company has been paying you and the other Directors substantial sums from two separate companies within the MPET group. Only now, with our proxy contest under way, is the Company disclosing what we believe to be extremely generous compensation arrangements that we believe constitute a raid on the corporate treasury. One can only shudder to think what other kind of new information might be unearthed when the MPET shareholders finally get a voice on the Board. Is this why the Board is so vigorously resisting shareholder representation?

This existing Board, which we now learn paid itself $451,541 in directors’ compensation last year, has not purchased - not last year and not in the past five years - even one share of MPET stock. The stock has declined to substantially below $1 per share and shareholders have lost substantial amounts. We and other shareholders have been insisting that the Board have an equity stake in the Company so that your interests are aligned with those of us who have invested their own funds.

Instead your letter suggests that Board is considering further depletion of Company coffers by having the Company grant you and other directors Company stock as additional compensation for the services you and your fellow board members have provided as directors. Indeed, you used corporate funds to hire a compensation consultant to validate this additional compensation. Let me be very clear -- we shareholders do not wish to give our directors stock, we want our directors to purchase stock to demonstrate their commitment to the Company and confidence in its future. We are disappointed by what we perceive as a lack of commitment and confidence by the Board in the Company’s future prospects.

Further, having read the Form 10-Q filed on November 13, 2008, our fears concerning the Company’s CEO again being asleep at the switch were confirmed. We previously informed you of our concern that the Company was at risk because it had no strategy in place to hedge foreign currency risk. We were unfortunately proven right. For the 3 month period ended September 30, 2008 the Company had an $8,615,280 charge to the foreign currency translation adjustments account. This included a loss the Company took on its cash balance in the amount of $5,567,466. With the value of the Australian dollar continuing to decline in relation to the U.S. dollar, we believe these losses may continue. We believe that it is one thing to have a clearly defined strategy and be proven wrong by the market, it is quite another to have no strategy at all and be at the mercy of the marketplace as is the case here.

We continue to believe that the Company mishandled the ATO matter and, to this day, we do not believe that the Company has explained in simple English how the $40 million of disallowed deductions flowed through and were used by the Company. We cannot have any faith in this Company’s ability to lead during these difficult times, when, in our view, the Company failed miserably during the boom years. The Company’s stock price peaked in mid-2005 at approximately 4 and that even when oil hit its high earlier this year the stock price only peaked at 2. The stock price has been a disappointment for years. In fact, the Company in its October 28 filing discloses that over the last 5 years the Company underperformed the peer group index by nearly 75%.

Your comment that the Company intends to improve communications through an enhanced website, supports our belief that the Board and management are out of touch with shareholder concerns and the proper operation of a public company. A new web site will not improve communications with shareholders when the CEO is unreachable and fails to return messages I and others left for him. I have even experienced what I believe to be the Company’s CEO answering the phone when I called, but pretending to be a receptionist and saying he is not in. Such behavior by the CEO speaks volumes.

We believe that the stewardship of this Company cannot be entrusted to the current caretakers given their lack of any material stake in the Company. We believe that the Company has not been only been mismanaged but also that the Company is not taking the necessary actions to enhance shareholder value. We are further concerned that the Company may take additional actions that are not in what we believe to be the best interests of the Company.

Let me put the Company on notice that should it seek to sell the Company or any of its material assets at a price anywhere near its currently depressed price, sell stock at the current depressed level or consummate an acquisition or material investment using the Company’s scarce remaining cash in a way that would be harmful to the Company’s prospects, or take any other corporate action that would, in our view, not be in the best interests of the Company and its shareholders, we will vigorously oppose such actions. This may, if we believe it appropriate, include initiation of litigation.

Just as we have concerns for any actions that the Company may try to take that could adversely affect shareholders and the significant investment we have made in the Company, we also have suggestions on how the Company can be managed and grown, all in a more efficient manner so that shareholder value can be increased. This requires, however, a sincere and meaningful dialogue with us and other major shareholders - something you and the Board have declined to do to date. Having been rebuffed in our effort at this constructive dialogue, we will now settle for nothing less than representation on the Board which would allow us to meaningfully share in the deliberative process. Your minimal engagement with us to date, together with the lack of any meaningful financial stake in the Company by any of the Board members, has buttressed our belief that the Company is not being managed in a way that shows commitment to enhancement of shareholder value.

Adding to our consternation, the CEO’s contract was renewed with a lucrative golden parachute, we were finally informed of the full extent of the Board’s compensation arrangements and we now learn that the Board is considering further enhancing its compensation with growth or equity, while the stock price declines by approximately 75%. We believe that the Company’s behavior is analogous to “Rome burning while Nero and his cohorts continue their celebration.”

As a former academic, you understand grades. Unfortunately, we believe that we must grade your performance to date as the Company’s Chairman an “F”. We believe that a new business approach is desperately needed at MPET and we look forward to being an important part of that process.

Sincerely,

ANS Investments LLC

By:	/s/ Jonah M. Meer
Jonah Meer, Chief Executive Officer

cc:	Patrick B. Salisbury, Esq. Keith E. Gottfried, Esq. Edward B. Whittemore, Esq. Raymond J. DiCamillo, Esq. Donald V. Basso Timothy L. Largay Robert J. Mollah Ronald P. Pettirossi

IMPORTANT INFORMATION

ANS Investments has filed with the SEC a revised preliminary proxy statement and an accompanying revised preliminary proxy card to be used to solicit proxies in connection with Magellan Petroleum’s 2008 annual meeting of shareholders. Shareholders are advised to read the revised preliminary proxy statement and other documents related to the solicitation of proxies from the shareholders of Magellan Petroleum for use at the 2008 annual meeting because they contain important information, including information relating to the participants in such proxy solicitation. When completed, a definitive proxy statement and a form of proxy will be mailed to Magellan Petroleum’s shareholders and will be available, along with other relevant documents, at no charge, at the SEC's website at http://www.sec.gov.